November 19, 2024

Carter Glatt
Chief Executive Officer, Director and Chairman
Dune Acquisition Corporation II
700 S. Rosemary Avenue, Suite 204
West Palm Beach, FL 33401

        Re: Dune Acquisition Corporation II
            Draft Registration Statement on Form S-1
            Submitted October 23, 2024
            CIK No. 0002041047
Dear Carter Glatt:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted October 23, 2024
General

1. Regarding your disclosure of the expressions of interest by the non-managing sponsor investors to indirectly purchase private placement warrants by purchasing sponsor membership units, please revise to add clarifying disclosure to directly compare the percentage of such private warrants that may be purchased to the percentage of private warrants to be held by the sponsor following the offering (and, as applicable, after taking into effect the purchase of membership interests in your sponsor by the independent directors, as you disclose on page 2). Please also revise to disclose the nominal purchase price to be paid by them for the founder shares.
2. Where you discuss the non-managing sponsor investors' expression of interest, please revise to clarify whether their potential purchase of units in the offering is
 November 19, 2024
Page 2

      conditioned on their potential indirect purchase of private placement warrants and founder shares in a private placement, or vice versa. In this regard, we note your disclosure that the non-managing sponsor investors will potentially have different interests than your other public shareholders in approving your initial business combination and otherwise exercising their rights as public shareholders because of their indirect ownership of founder shares.
3. As applicable, please revise to describe the experience of Mr. Castaldy in organizing special purpose acquisition companies and the extent to which he is involved in other special purpose acquisition companies. In this regard, we note your statement on page
      7 and elsewhere that Mr. Castaldy structured numerous SPAC IPOs and business combinations. See Item 1603(a)(3) of Regulation S-K.
Cover Page

4. Please state whether the redemptions will be subject to any limitations, such as for shareholders holding 20% or more of the shares sold in the offering. See Item
      1602(a)(2) of Regulation S-K. Also disclose the "certain conditions as further described herein" relating to the redemptions or provide a cross-reference to the detailed disclosure in the prospectus.
5. Please expand your discussion of the non-managing sponsor investors to disclose the different interests they may have. In this regard, we note your statement on page
      68 that they will potentially have different interests. Please also revise to clarify the maximum percentage of the offering, in the aggregate, that could be purchased by these investors.
6. Please revise to describe in more detail the "permitted withdrawals" from the trust account.
Summary, page 1

7. Please revise to describe any plans to seek additional financings and how the terms of additional financings may impact unaffiliated security holders, as required by Item
      1602(b)(5) of Regulation S-K. In this regard, we note your disclosures that you intend to effectuate your initial business combination using cash from, among other sources, the proceeds of the sale of your shares pursuant to forward purchase agreements or backstop agreements, that you may raise funds through the issuance of equity-linked securities or through loans, and that you intend to target an initial business combination with enterprise values that are greater than you could acquire with the net proceeds of this offering and the sale of the private placement warrants.
8. Please revise here, and elsewhere as appropriate, to more fully discuss the non-
      managing sponsor investors' expressions of interest. In this regard, we note your cross-reference on the cover page to a discussion of certain additional arrangements with the non-managing sponsor investors in the Summary section. However, we are unable to locate such discussion.
Our Sponsor, page 2

9. We refer to your page 6 disclosure regarding transfers of equity interests in the sponsor or its direct or indirect parent entities. Please revise to clarify, as you suggest
 November 19, 2024
Page 3

       on pages 23 and 159-160, whether transfers of equity interests in the sponsor or its direct or indirect parent entities are subject to the transfer restrictions included in the letter agreement.
Our Management and Board of Directors, page 7

10. Where you discuss the business combination Dune I consummated with Global Gas, please expand to briefly describe the material terms of the transaction. Ability to extend time to complete business combination, page 28

11. Please expand to disclose whether there are any limitations on extensions of time to complete an initial business combination, including the number of times you may seek to extend. See Item 1602(b)(4) of Regulation S-K.
Summary of Risk Factors, page 46

12. Please expand your summary risk factors to highlight the risks related to the ownership by the non-managing sponsor investors and the resulting consequences, as you explain on page 84.
Risk Factors
We may issue additional Class A ordinary shares or preference shares . . ., page 64

13. We note your disclosure that you may issue additional ordinary or preference shares to complete your initial business combination. Please expand your disclosures to clearly disclose the impact to you and investors, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. If true, disclose that the agreements are intended to ensure a return on investment to the investor in return for funds facilitating the sponsor s completion of the business combination or providing sufficient liquidity.
Risks Relating to Our Management Team, page 81

14. We note the disclosure on page 6 and elsewhere that in order to facilitate your initial business combination or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement warrants or any of your other securities, including for no consideration, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise. Address the consequences of such removal to the company's ability to consummate an initial business combination, including that any replacement sponsor could have difficulty finding a target.
Management, page 148

15. Please revise to ensure you have disclosed the business experience during the past five years of each director, executive officer, and each person nominated or chosen to become a director. For instance, please ensure you have described the experience for
 November 19, 2024
Page 4

       each individual for the past five years. See Item 401(e) of Regulation
S-K.
Principal Shareholders, page 158

16. Please revise the narrative disclosure preceding the table to disclose the percentage of your public units that may be purchased by the non-managing sponsor investors.
       Please contact Jeffrey Lewis at 202-551-6216 or Mark Rakip at 202-551-3573 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Ari Edelman, Esq.